TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT
    2. PROPOSAL RESPECTING THE NATIONAL PROCESSING, INC. 2000 STOCK OPTION PLAN
    3. SELECTION OF INDEPENDENT AUDITORS.
REPORT OF COMPENSATION COMMITTEE
SHAREHOLDER RETURN PERFORMANCE
REMUNERATION OF EXECUTIVE OFFICERS AND TRANSACTIONS WITH MANAGEMENT
NATIONAL PROCESSING, INC. 2000 STOCK OPTION PLAN

SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

National Processing, Inc.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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National Processing, Inc.

March 28, 2000

Dear Shareholder:

You are invited to attend the 2000 Annual Meeting of Shareholders of National Processing, Inc., which will be held at National Processing, Inc., 1231 Durrett Lane, Louisville, Kentucky 40213, on Friday, May 5, 2000, commencing at 9:00 a.m., **Eastern Daylight Time.**

The primary business of the meeting will be the election of four Class II directors, the approval of the National Processing, Inc. 2000 Stock Option Plan, the approval of the selection of Ernst & Young LLP as independent auditors for 2000, and the transaction of such other business as may properly come before the meeting.

The formal Notice of Annual Meeting and Proxy Statement containing further information pertinent to the business of the 2000 Annual Meeting is set forth on the following pages. Our Annual Report on Form 10-K for the year 1999 is also enclosed.

Your vote is important no matter how many shares you own and we hope you will be able to attend the 2000 Annual Meeting in person. In any event, whether or not you plan to attend the 2000 Annual Meeting, you may vote by using the internet, using the telephone or by signing and dating the enclosed proxy card and returning it in the accompanying envelope. If you wish to communicate directly with us, the mailing address of our principal executive offices is: National Processing, Inc., 1231 Durrett Lane, Louisville, Kentucky 40213.

Sincerely,

Thomas A. Wimsett Signature

THOMAS A. WIMSETT
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of
NATIONAL PROCESSING, INC.

The Annual Meeting of Shareholders of National Processing, Inc. will be held at National Processing, Inc., 1231 Durrett Lane, Louisville, Kentucky 40213, on Friday, May 5, 2000, at 9:00 a.m., **Eastern Daylight Time**, for the purpose of considering and voting upon the following matters:

1. The election of four Class II directors;

2. The approval of the National Processing, Inc. 2000 Stock Option Plan;

3. The approval of the selection of independent auditors for 2000; and

4. The transaction of such other business as may properly come before the meeting.

Shareholders of record on March 24, 2000, are entitled to receive notice of and to vote at the 2000 Annual Meeting. A list of the shareholders will be available at the meeting and for the 10 days preceding the meeting at the offices of National Processing, Inc., 1231 Durrett Lane, Louisville, Kentucky 40213 and National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114-3484.

This year, shareholders of record may vote by using the internet, the telephone or by executing the enclosed proxy card and returning it in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is voted. If you attend the 2000 Annual Meeting and vote in person, your vote will supersede any vote you may have previously made.

By Order of the Board of Directors

/s/Carlton E. Langer
CARLTON E. LANGER
Secretary

March 28, 2000

PROXY STATEMENT

March 28, 2000

Solicitation and Revocability of Proxies

This Proxy Statement is furnished in connection with the solicitation by the board of directors of National Processing, Inc. ("National Processing") of the accompanying proxy to be used at the 2000 Annual Meeting of Shareholders of National Processing (the "2000 Annual Meeting"), and any adjournment thereof, and is being sent on approximately the date of this Proxy Statement to each of the holders of National Processing's Common Stock ("National Processing Common"). The 2000 Annual Meeting will be held on Friday, May 5, 2000, at National Processing's executive offices, 1231 Durrett Lane, Louisville, Kentucky 40213, commencing at 9:00 a.m. Eastern Daylight Time and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Shares represented by properly executed proxies, if such proxies are received in time and not revoked, will be voted at such meeting in accordance with any specifications thereon or, if no specifications are made, will be voted in favor of the election of directors, the approval of the National Processing, Inc. 2000 Stock Option Plan and in favor of the approval of the selection of independent auditors for 2000. Any proxy may be revoked by the person giving it at any time before it is exercised by use of the telephone, the internet, by National Processing's receipt of a later dated proxy, by receipt by the Secretary of National Processing of a revocation, or by such person appearing at the 2000 Annual Meeting and electing to vote in person.

Information as to Voting Securities

The board of directors has fixed the close of business on March 24, 2000, as the record date for the determination of shareholders entitled to receive notice of and to vote at the 2000 Annual Meeting. Holders of National Processing common stock, without par value ("National Processing Common") of record on the record date are the only shareholders entitled to vote at the 2000 Annual Meeting. On the record date, there were 50,786,986 shares of National Processing Common outstanding.

Board of Directors and Its Committees

The board of directors of National Processing has responsibility for establishing broad corporate policies and for the overall performance of National Processing. However, it is not involved in the day-to-day operating details of National Processing's business. Members of the board are kept informed of National Processing's business through various documents and reports provided by the Chairman and other officers of National Processing and by participating in board and board committee meetings. Each director has access to all books, records, and reports of National Processing and members of management are available at all times to answer any director's questions.

In 1999, the board of directors of National Processing held eight meetings. Average attendance by directors at those meetings was 93% and, except for Christos Cotsakos, all directors attended 75% or more of the meetings of the board and the board committees they were scheduled to attend. Each of the persons nominated and elected as Class I directors of National Processing at National Processing Inc.'s 1999 Annual meeting of Shareholders attended that Annual Meeting.

The board of directors of National Processing has established two standing committees comprised of directors who are appointed to those committees annually. The standing committees are the Audit Committee and the Compensation Committee, each of which is described herein. The members of each committee are identified in the following pages and in the biographical information of the nominees for election of directors and continuing directors.

The Audit Committee. The Audit Committee meets on the call of its chairman and met twice during 1999. The Audit Committee is comprised of directors who are independent of the management of National Processing and are free of any relationship that would interfere with their exercise of independent judgment as committee members. The responsibility for effective auditing of National Processing and any subsidiary is carried out by the Audit Committee with the assistance of the

independent auditors of National Processing and the general auditor of National City Corporation ("National City"), a diversified financial services company, which owns approximately 87% of the outstanding National Processing Common. The Audit Committee provides assistance to the board of directors in fulfilling its responsibility to shareholders, potential shareholders, and the investment community relating to corporate accounting and reporting practices of National Processing, effectiveness of its internal control structure and procedures for financial reporting, and compliance with designated laws and regulations. In so doing, the Audit Committee maintains free and open communications among the directors, the independent auditors, the general auditor of National City, and the management of National Processing. The members of the Audit Committee are Messrs. Cotsakos, Gonzalez-Baz and Heller, Jr. Mr. Gonzalez-Baz is chairman.

The Compensation Committee. The Compensation Committee meets on the call of its chairman and met twice during 1999. The Compensation Committee is comprised of directors who are independent of the management of National Processing. The Compensation Committee considers matters relating to compensation policy and compensation of senior officers of National Processing and its subsidiaries and makes recommendations to the board of directors on matters relating to succession and organization of senior executive management. Under the terms of each of the National Processing, Inc. 1996 Stock Option Plan and the National Processing, Inc. Non-Employee Directors Stock Option Plan, the Compensation Committee is authorized to grant share option rights and share appreciation rights to officers and employees of National Processing and its subsidiaries. The Compensation Committee also determines participants for the National Processing Company Long-Term Incentive Compensation Plan for Senior Officers and sets the awards granted pursuant to the National Processing Company Short-Term Incentive Compensation Plan for Senior Officers. The members of the Compensation Committee are Messrs. Cotsakos, Gonzalez-Baz and Heller, Jr. Mr. Cotsakos is chairman.

Compensation of Directors

Members of the board of directors of National Processing who are not officers of National City, National Processing or any of their subsidiaries ("Outside Directors"), receive a yearly retainer, payable in quarterly installments, and a fee for each meeting of the board, and each committee thereof, which they attend. The yearly retainer is $12,000. The fee for attendance at any board meeting or any committee meeting is $1,000. The chairperson of each committee receives a fee of $500 for each meeting of that committee attended by that chairperson. In addition, pursuant to the National Processing, Inc. Nonemployee Directors Stock Option Plan, each non-affiliated director is awarded options to purchase 2,500 shares of National Processing Common on the first Friday following each annual meeting of National Processing's shareholders, with an exercise price equal to the market value as of the date of such first Friday.

Messrs. Cotsakos, Gonzalez-Baz and Heller, Jr. each received non-qualified stock options to purchase 2,500 shares in 1999. Pursuant to the National Processing, Inc. Nonemployee Director Stock Option Plan, each first-time non-affiliated nominee is awarded options to purchase 25,000 shares of National Processing. Accordingly, Mr. Gotschall will receive options to purchase 25,000 shares of National Processing Common if he is elected as a director by the shareholders.

Shareholder Action

1. ELECTION OF DIRECTORS.

National Processing's board of directors is comprised of eight individuals, four of whom are classified as Class I directors, and four of whom are classified as Class II directors. Each class of directors has a two-year term of office. Accordingly, the term of office of the Class II directors, which began upon the due election and qualification of those directors at the 1998 Annual Meeting of Shareholders, will expire upon the due election and qualification of their respective successors at the 2000 Annual Meeting. Likewise, the term of office of the Class I directors, which began upon the due election and qualification of those directors at the 1999 Annual Meeting of Shareholders, will expire upon the due election and qualification of their respective successors at the 2001 Annual Meeting of Shareholders. It is intended that shares represented by the proxies, unless contrary instructions are given, will be voted for the election of the four nominees for election as Class II directors. Although management does not expect that any nominee will be unavailable for election, in the event that vacancies occur unexpectedly, the shares will be voted for substitute nominees, if any.

The four nominees for election as Class II directors and the continuing Class I directors are identified below and in the following pages. Messrs. Gorney, Kelly and Ramirez are presently Class II directors of National Processing. Mr. Kelly was elected at the 1998 Annual Meeting of Shareholders and Messrs. Gorney and Ramirez were appointed to the board during 1999. All of the Class I directors of National Processing were elected as such at the 1999 Annual Meeting of Shareholders, which was held on May 26, 1999. Mr. Cotsakos is not standing for re-election. The following material contains biographical information concerning each nominee and each continuing director, including recent employment, positions with National Processing, other directorships, age, and the number of shares of National Processing Common beneficially owned, all as of February 29, 2000. Unless otherwise indicated, the directors and nominees have sole voting and investment power with respect to National Processing's securities shown to be owned by each.

NOMINEES FOR ELECTION AS CLASS II DIRECTORS

Gorney Photo	**JON L. GORNEY,** Executive Vice President of National City since 1993. Age: 49. Director of National Processing since 1999. Shares of National Processing Common owned: 300.
Gotschall Photo	**JEFFREY P. GOTSCHALL,** Chief Executive Officer of SIFCO Industries Inc, a manufacturer of aircraft engines and engine parts, since 1990. Director of SIFCO Industries Inc. since 1986. Age: 51. Shares of National Processing Common owned: 0.

Kelly Photo	**JEFFREY D. KELLY,** Executive Vice President of National City since 1994. Director of National Processing since 1998. Age: 46. Shares of National Processing Common owned: 11,000.
Ramirez Photo	**J. ARMANDO RAMIREZ,** Senior Vice President of National City since 1994. Director of National Processing since 1999. Age: 44. Shares of National Processing Common owned: 2,000.

Vote By Shareholders

The election of directors requires the plurality of the votes of the shares of National Processing Common present in person or represented by proxy at the meeting and entitled to vote for the election of directors.

The board of directors of National Processing recommends a vote FOR the slate of director nominees.

CLASS I DIRECTORS WHOSE TERMS CONTINUE UNTIL THE 2001 ANNUAL MEETING OF SHAREHOLDERS

Bell Photo	**JAMES R. BELL, III,** Executive Vice President of National City, since 1996. Executive Vice President of Retail Sales and Distribution of National City, since 1998. President and Chief Executive Officer of National City Bank of Kentucky, a commercial bank, from 1996 to 1998. Vice Chairman of National City Bank of Kentucky from 1995 to 1996. Director of National Processing since 1996. Age: 43. Shares of National Processing Common owned: 3,030.
Gonzalez-Baz Photo	**AURELIANO GONZALEZ-BAZ,** Partner in Bryan Gonzalez Vargas y Gonzalez-Baz, a full service law firm, since 1974. Director of National Processing since 1996. Chairman of the Audit Committee and member of the Compensation Committee. Age: 52. Shares of National Processing Common owned: 27,501 consisting of options for 27,501 shares of National Processing Common.

Heller, Jr. Photo	**PRESTON B. HELLER, Jr.,** Retired as Chairman, Chief Executive Officer of Pioneer-Standard Electronics, Inc., an industrial distributor of electronics and computer products, during 1996. Prior to that time he served as Chairman and Chief Executive Officer from 1992 to 1995. Director of National Processing since 1996. Member of the Compensation and Audit Committees. Age: 70. Shares of National Processing Common owned: 32,001 including options for 27,501 shares of National Processing Common.
Siefers Photo	**ROBERT G. SIEFERS,** Chairman of the Board of National Processing since May 1997. Vice Chairman and Chief Financial Officer of National City since August, 1997. Executive Vice President and Chief Financial Officer of National City from 1991 to August, 1997. Director of HCR Manor Care, Inc. Director of National Processing since 1996. Age: 54. Shares of National Processing Common owned: 10,000.

Beneficial Ownership

As of February 29, 2000, National Processing had one class of equity security outstanding, National Processing Common.

Beneficial ownership of National Processing's outstanding equity security, for purposes of the ownership disclosures, has been determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 ("Exchange Act"), under which Rule a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days. Accordingly, the amounts shown in the following table do not purport to represent beneficial ownership for any purpose other than as set forth under such Rule. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of National Processing's equity securities.

The following table sets forth the beneficial security ownership of all shareholders known to National Processing as of February 29, 2000, to be the owner of more than five percent of National Processing Common. For purposes of this disclosure, the amount of outstanding National Processing Common is the aggregate number of shares of National Processing Common actually outstanding on such date plus an amount equal to the aggregate amount of National Processing Common which could be issued upon the exercise of stock options by such person or firm at that date. Beneficial ownership of National Processing Common includes, as of such date, those shares which could have been acquired by the exercise of stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership(1)	(4) Percent of Class
Common Stock	National City Corporation 1900 East Ninth Street Cleveland, OH 44114-3484	44,365,400	87.36%

(1) The listed beneficial owner is not known to have had, as of February 29, 2000, the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act, of any shares of National Processing Common.

Section 16(a) Beneficial Ownership Reporting Compliance

Under federal securities law, National Processing's directors, certain officers, and persons holding more than 10% of any class of National Processing's equity securities are required to report, within specified monthly and annual due dates, their initial ownership in any class of National Processing's equity securities and all subsequent acquisitions, dispositions or other transfers of interest in such securities, if and to the extent reportable events occur that require reporting by such due dates. National Processing is required to describe in this proxy statement whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. In this regard, to National Processing's knowledge, based solely on the review of copies of reports furnished to National Processing by its directors and executive officers pursuant to Rule 16a-3 promulgated pursuant to the Exchange Act, and on written representations that no other reports were required during the period ending December 31, 1999, all of National Processing's directors and officers satisfied such filing requirements in full, except for Messrs. Cotsakos, Gonzalez-Baz and Heller, Jr. each of whom made one late filing pertaining to their annual grants of stock options for National Processing Common pursuant to the National Processing, Inc. Non-employee Directors Stock Option Plan.

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of February 29, 2000, the beneficial security ownership (including shares with respect to which the following persons have the right to acquire beneficial ownership within 60 days after such date) of (a) each director or nominee of National Processing; (b) the chief executive officer and the four other most highly compensated executive officers of National Processing; (c) including Donald J. Kenney, who, but for the fact that he was no longer serving as Executive Vice President of National Processing at the end of 1999, would have been among the other four most highly compensated executive officers who were serving as executive officers of National Processing at the end of 1999; (d) Robert E. Showalter, who served as President and Chief Executive Officer of National Processing during calendar year 1999; and (e) all directors and executive officers of National Processing as a Group:

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	James R. Bell, III	3,030	*
Common Stock	Christos M. Cotsakos	38,601	*
Common Stock	David E. Fountain	19,334	*
Common Stock	Aureliano Gonzalez-Baz	27,501	*
Common Stock	Jeffrey P. Gotschall(1)	0	*
Common Stock	Jon L. Gorney	300	*
Common Stock	Preston B. Heller, Jr.	32,001	*
Common Stock	Jeffrey D. Kelly	11,000	*
Common Stock	Donald J. Kenney(2)	0	*
Common Stock	Stephen T. Pedersen	75,334	*
Common Stock	Mark D. Pyke	27,051	*
Common Stock	J. Armando Ramirez	2,000	*
Common Stock	Robert E. Showalter(3)	195,201	*
Common Stock	Robert G. Siefers	10,000	*
Common Stock	Thomas A. Wimsett	187,701	*
Common Stock	Directors and Executive Officers of National Processing as a Group	433,853	*%

* The percent of National Processing Common beneficially owned is less than 1%.

(1) Jeffrey P. Gotschall appears as a nominee in this proxy for the first time.

(2) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999.

(3) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999.

2. PROPOSAL RESPECTING THE NATIONAL PROCESSING, INC. 2000 STOCK OPTION PLAN

At the 2000 Annual Meeting there will be presented for shareholder approval the National Processing, Inc. 2000 Stock Option Plan (herein referred to as the “2000 Plan”) which was adopted by the board of directors at its meeting of March 28, 2000 subject to the approval of shareholders. The purposes of the 2000 Plan are to provide employment incentives and encourage capital accumulation and stock ownership by eligible employees of National Processing, Inc. or any of its subsidiaries.

The complete text of the 2000 Plan appears as Exhibit A to this Proxy Statement. While the main features of the 2000 Plan are summarized below, such summaries are in all respect subject to the complete text of the 2000 Plan set forth in Exhibit A.

The 2000 Plan will be administered by the board of directors of National Processing, Inc (the “board of directors”). The board of directors may, from time to time, delegate all or any part of its authority under the 2000 Plan to the compensation committee of the board of directors, a subcommittee of the compensation committee, or another committee of directors of National Processing appointed by the board of directors to serve as the committee responsible for administering this 2000 Plan (the “Committee”). To the extent of such delegation, references herein to the “board of directors” shall include the Committee.

Eligibility and Participation

Eligibility for participation in the 2000 Plan will be limited to those officers (including officers who are members of the board of directors) and other key employees of National Processing or any of its subsidiaries who are responsible for the management, growth and overall success of National Processing, as determined by the board of directors.

Shares Available Under Plan

The shares of National Processing Common which may be made the subject of option rights and appreciation rights pursuant to the 2000 Plan may be treasury shares or shares of original issue or a combination of the foregoing. The maximum number of shares of National Processing Common that may be sold upon the exercise of option rights granted pursuant to the 2000 Plan is 5,000,000. The maximum number of shares of National Processing Common which may be delivered upon the exercise of appreciation rights granted pursuant to the 2000 Plan is 5,000,000. Shares covered by option rights cancelled upon exercise of appreciation rights will not be available for the granting of further Option Rights under this 2000 Plan or under any other stock option plan of National Processing or of any of its subsidiaries, anything in this 2000 Plan or such other stock option plan to the contrary notwithstanding.

Grants of Option Rights

The board of directors may, from time to time and upon such terms and conditions as it may determine, authorize the granting to eligible employees of option rights. Each such grant shall specify the number of shares of National Processing Common to which it pertains and shall specify an option price per share not less than the market value per share on the date of grant. Successive grants may be made to the same eligible employee whether or not any option rights previously granted to such eligible employee remain unexercised. No eligible employee may, however, be granted under the 2000 Plan, in the aggregate, more than 1,500,000 option rights or appreciation rights over any ten year period. Option rights granted under the 2000 Plan may be (i) options which are intended to qualify under particular provisions of the Internal Revenue Code of 1986 as amended from time to time, as in effect from time to time, (ii) options which are not intended so to qualify, or (iii) combinations of the foregoing.

The date of grant of each option right shall be the date of its authorization by the board of directors or such later date as designated by the board of directors, except that the date of grant of an additional option shall be the date of exercise of the underlying option right. No option right shall be exercisable more than 10 years from the date of grant. Upon exercise of an option right, the option price shall be payable (i) in cash, (ii) by the transfer to National Processing by the optionee of shares of National Processing Common stock with a value (market value per share times the number of shares) equal to the total option price, or (iii) by the combination of such methods of payment.

No option rights, intended to be an incentive stock option, shall be granted hereunder to any optionee which would allow the aggregate fair market (determined at the time the option rights are granted) of the stock subject of option rights, including the incentive stock option in question, which such optionee may exercise for the first time during any calendar year, to exceed $100,000. Any option rights intended to be incentive stock options granted by any "parent," as such term is used in Section 422A of the Internal Revenue Code of 1986, as amended, such parent's stock option plans, shall be included in the definition of option rights for the purpose of determining the $100,000 limitation.

Additional Option

The board of directors may, at or after the date of grant of option rights, grant additional options.

If an optionee exercises an outstanding option that has an additional option feature by transferring already owned shares of National Processing Common and/or when shares of National Processing Common tendered or relinquished as payment of the amount to be withheld under applicable federal, state and local tax laws in connection with the exercise of an option, the optionee shall automatically be granted an additional option. The additional option will not have an additional option feature unless the board of directors directs otherwise. The additional option shall be for the number of shares of National Processing Common equal to the number of shares of National Processing Common delivered as consideration upon the exercise of an option and the number of shares of National Processing Common tendered or relinquished as payment of the amount to be withheld for taxes. The additional option price shall be 100% of the market value per share on the date the employee delivers shares of National Processing Common to exercise the option that has the additional option feature and/or delivers or forfeits shares of National Processing Common in payment of income tax withholding on the exercise of an option that has the additional option feature. The additional option shall have the same termination date and other termination provisions as the underlying option that had the additional option feature.

Grants of Appreciation Rights

The board of directors may from time to time authorize the granting of appreciation rights in respect of any or all of the option rights under any outstanding option (including option rights simultaneously granted) to the optionee thereunder. An appreciation right shall be a right of the optionee to receive from National Processing an amount which shall be determined by the board of directors and shall be expressed as a percentage of the spread (not exceeding 100%) at the time of exercise. To the extent such optionee elects to exercise such appreciation right instead of the related option right, the related option right shall be cancelled, and vice versa.

Any grant may permit the exercise of an appreciation right with respect to the value of shares of National Processing Common covered by the related option rights. Any grant may specify that the amount payable on exercise of an appreciation right may be paid by National Processing in cash, in shares of National Processing Common or in any combination thereof, and may either grant to the optionee or retain in the board of directors the right to elect among those alternatives.

Option Agreements

Each grant of an appreciation right and/or an option right shall be evidenced by an agreement executed on behalf of National Processing by any officer designated by the board of directors for this purpose and delivered to and accepted by the optionee, which agreement shall describe such appreciation right, identify the related option rights, state that such appreciation right is subject to all terms and conditions of the 2000 Plan, including the right of the board of directors to amend, suspend or terminate such appreciation right. A failure by the optionee to execute and deliver to National Processing the option agreement within 60 days after the grant of option rights may terminate the option right upon the determination of the board of directors.

Transferability

Except as otherwise provided for by the board of directors, no option right including any related appreciation right shall be transferable by an optionee other than by will or laws of descent and distribution. Unless the board of directors directs otherwise, option rights and appreciation rights shall be exercisable during the optionee’s lifetime only by the optionee or by the optionee’s guardian or legal representative.

Adjustments

The board of directors may make or provide for such adjustments in maximum numbers and kind of shares of National Processing Common specified in the 2000 Plan, in the numbers and kind of shares of National Processing Common covered by option rights and appreciation rights granted hereunder, and in the price per share applicable under such option rights and appreciation rights, as such board in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of optionees that otherwise would result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of National Processing, merger, consolidation, spin-off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase securities, or other corporate transaction or event having an effect similar to any of the foregoing.

Fractional Shares

National Processing shall not be required to issue any fractional shares of National Processing Common pursuant to the 2000 Plan. The board of directors may provide for the elimination of fractions or for the settlement of fractions in cash.

Administration of the Plan

The interpretation and construction by the board of directors of any provision of the 2000 Plan, or of any agreement evidencing the grant of option rights or appreciation rights, and any determination by the board of directors pursuant to any provision of the 2000 Plan or any such agreement shall be final and conclusive. No member of the board of directors shall be liable for action taken or omitted in connection with the interpretation or administration of the 2000 Plan or any grant unless attributable to his or her willful misconduct or lack of good faith.

Amendments and Discontinuance

The 2000 Plan may be amended from time to time by the board of directors but without further approval by the shareholders of National Processing no such amendment shall (i) increase the maximum numbers of shares of National Processing Common specified in the 2000 Plan, (ii) change the definition of “Eligible Employees”, or (iii) materially increase the benefits accruing to optionees hereunder.

The Committee shall not, without further approval of shareholders of National Processing, authorize the amendment of any outstanding option right to reduce the option price. Furthermore, no option rights shall be cancelled and replaced with awards having a lower option price without the further approval of the shareholders of National Processing.

The board of directors may at any time amend, suspend or terminate any agreement evidencing appreciation rights granted under the 2000 Plan; in the case of an amendment, the amended appreciation right shall conform to the provisions of the 2000 Plan. In the case of any option or appreciation right not immediately exercisable in full, the board of directors in its sole discretion may accelerate the time at which option or appreciation rights may be exercised.

Assumptions

In the event that a corporation is merged into National Processing, and National Processing is the survivor of such merger, the board of directors may elect, in its sole discretion, to assume under the 2000 Plan any or all outstanding options granted by such corporation to its officers and employees under any stock option plan adopted by it prior to such merger. Such assumption shall be on such terms and conditions as the board of directors may determine in its sole discretion, provided, however, that the options as assumed do not provide or contain any terms, conditions or rights which an option right may not provide or contain under the 2000 Plan.

Federal Tax Consequences

National Processing anticipates that option rights granted pursuant to the 2000 Plan will be either “non-qualified” or “incentive stock” options.

Non-qualified option rights and additional options will not result in any taxable income to the optionee or deduction to National Processing at the time they are granted. In general, the holder of non-qualified option rights will realize taxable ordinary compensation income at the time of the exercise of the option rights or related additional options in an amount measured by the excess of the fair market value of the shares at that time over the option price. The tax basis to the optionee for non-qualified option shares acquired will be the option price plus such taxable ordinary compensation income and when the optionee disposes of the shares capital gain or loss will be recognized, either long or short term, depending on the holding period of the shares.

The amount included in the income of the optionee of non-qualified option rights or related additional options as ordinary taxable income determines the amount of the deduction to which National Processing is entitled.

Option rights or additional options which are incentive stock options will not result in taxable income to the optionee or a deduction to National Processing at the time granted nor at the time exercised if holding period requirements are observed. The optionee must hold the stock more than two years from date of grant and one year from date of exercise. If these holding requirements are met, the optionee will receive capital gain treatment and National Processing receives no deduction. If these holding requirements are not met, in general, the optionee has ordinary taxable income and the corporation receives a deduction measured by the excess of the fair market value of the shares of National Processing Common at the time of exercise or disqualifying sale over the option price, whichever produces a lesser gain.

The tax basis to the optionee for National Processing Common acquired on exercise of an option right or additional option that is an incentive stock option will be the fair market value at the date the option right or additional option was granted. The difference between the fair market value at the date of exercise and the option price of the incentive stock option will be an item of tax preference. Thus, it will have to be included when making the alternative minimum tax calculation for the years in which the incentive stock option was exercised.

The granting of an appreciation right will not produce taxable income to the optionee or a deduction to National Processing. Upon exercise of appreciation rights the amount of any cash received and the fair market value of any National Processing Common received will be taxable to the optionee as ordinary income and, in general, determines the amount of the deduction to which National Processing is entitled.

General

The closing price of National Processing Common as reported by the Wall Street Journal for March 27, 2000 was $9.375 per share.

2000 Stock Option Plan Benefits

It is not possible to determine future stock option awards that will be received by eligible employees under the 2000 Plan. Set forth in the following table are benefits and amounts that were actually received under the National Processing, Inc. 1996 Stock Option Plan by eligible employees during National Processing's last completed fiscal year-ended December 31, 1999.

NEW PLAN BENEFITS

National Processing, Inc. 2000 Stock Option Plan		
Name And Position	**Dollar Value($)**	**1999 Number Of Units**
Thomas A. Wimsett, President and Chief Executive Officer	NA	175,000
Stephen T. Pedersen, Executive Vice President	NA	20,000
Mark D. Pyke, Executive Vice President	NA	60,000
David E. Fountain, Chief Financial Officer	NA	30,000
Donald J. Kenney(1)	NA	0
Robert E. Showalter(2)	NA	0
Executive Group	NA	298,000
Non-Executive Director Group	NA	0
Non-Executive Officer Employee Group	NA	322,500

(1) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999.

(2) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999.

Vote by Shareholders

The proposal requires for its adoption the favorable vote of the holders of shares of National Processing Common representing at least a majority of the votes cast, whether in person or represented by proxy, provided that the total votes cast on the proposal represents a majority of the National Processing Common entitled to vote at the 2000 Annual Meeting.

The board of directors of National Processing recommends a vote FOR this proposal.

3. SELECTION OF INDEPENDENT AUDITORS.

The board of directors of National Processing believes it appropriate to submit for action by the shareholders of National Processing the approval of the selection of Ernst & Young LLP, independent auditors, as auditors for National Processing for the year 2000. This firm and its predecessors have

served as independent auditors for National Processing Company, a subsidiary of National Processing, since 1993 and for National Processing since 1996, the year of its initial public offering. In the opinion of the board of directors of National Processing, the reputation, qualifications, and experience of the firm make appropriate its appointment for 2000. A representative of the firm is expected to be present at the 2000 Annual Meeting, with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions.

Vote by Shareholders

The proposal requires for its adoption the favorable vote of the holders of shares of National Processing Common representing at least a majority of the votes cast, whether in person or represented by proxy.

The board of directors of National Processing recommends a vote FOR this proposal.

REPORT OF COMPENSATION COMMITTEE

National Processing believes that its shareholders should be provided information about executive compensation that is easily understood and consistent with the Securities and Exchange Commission's proxy rules on executive compensation.

The information provided is intended to enable shareholders to fully understand the cash, performance-based and equity-based compensation programs for executives. National Processing welcomes shareholder comments or suggestions on whether the disclosure objectives have been met. Please send any comments to the Secretary, National Processing, Inc., c/o National City Corporation, 1900 East Ninth Street, Cleveland, OH 44114-3484, Attn: Carlton E. Langer, Loc. No. 2174.

COMPENSATION PHILOSOPHY

National Processing is committed to linking compensation strategies with overall business objectives. The performance of National Processing's employees is key to delivering the types of products and services that enable National Processing to be successful. National Processing has structured its compensation plans to reward individuals based on their personal achievement, their contribution to their business unit and on National Processing's annual results of operation. Compensation strategies that are linked with business objectives are pursued. National Processing's compensation philosophy recognizes the need for diversification in pay practices and variable pay opportunities provided through incentive plans and performance bonus programs are important vehicles for rewarding individual employee achievement and contribution.

EXECUTIVE COMPENSATION PRINCIPLES

National Processing believes that executive compensation should be linked to the attainment of aggressive business goals and the integration and implementation of annual and strategic plans. Above-average executive compensation levels can only be attained by meeting corporate and individual goals.

The cornerstone of National Processing's executive compensation program is based on the following guiding principles.

The program:

Focuses on total compensation in determining overall and individual competitiveness;

Provides rewards for long-term strategic management and promotes equity ownership to reinforce corporate success and shareholder value;

Places significant pay at risk based on the attainment of both corporate and individual performance goals; and

Attracts and retains key executives which is critical to the long-term success of National Processing.

National Processing believes that it is in the best interest of shareholders to retain as much flexibility with respect to the design and payment of compensation to its executive officers. National Processing recognizes the constraints imposed on this flexibility by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") which disallows a tax deduction for non-exempted compensation it pays in excess of $1,000,000 to key executives. National Processing's compensation plans are currently structured in such a manner that it is unlikely that non-exempted compensation paid to any executive officer in any year will exceed the limitation for deduction by National Processing established by Section 162(m).

EQUITY-BASED REWARDS

National Processing is committed to ensuring that the shareholders and employee owners share long-term interests. A focus on increasing employee equity ownership strengthens the link between executive rewards and long-term corporate performance.

Stock options are an important component of total compensation and provide a long-term incentive to participants to align performance with shareholder interests. Stock options are awarded to employees based on their performance and contributions. Broad guidelines are used to award the stock options, with above-average awards linked to above-average individual performance and long-term potential.

CASH-BASED REWARDS

National Processing believes that cash compensation should be driven by the attainment of aggressive business goals. These goals are based on annual and three-year plan cycles. Performance is assessed in terms of achievement of National Processing division and individual goals.

National Processing establishes a salary range for each executive officer that is determined by an evaluation of job criteria. National Processing’s objective is to provide base compensation at market median and to provide total cash compensation opportunities above the market median when there is above-average performance. Executive salaries can vary within National Processing’s range structure based on performance, experience, and long-term potential.

The National Processing Company Short-Term Incentive Compensation Plan for Senior Officers allows for rewards to be based on the achievement of individual performance goals and National Processing’s results. Awards under this plan are a percent of base pay and can range from 0% to 120% for the Chief Executive Officer, 0% to 90% for the executive vice presidents, 0% to 60% for senior vice presidents, and 0% to 30% for vice presidents of National Processing or its major subsidiaries.

The National Processing Company Long-Term Incentive Compensation Plan for Senior Officers is designed to maximize returns to shareholders by linking the compensation of key executives to the overall profitability and success of National Processing. Awards under this plan are based on the attainment of total shareholder returns and earnings growth goals over a three-year plan cycle. The first plan cycle began on January 1, 1995, and a new plan cycle begins on January 1 of each fiscal year. Awards for plan cycles commencing on or before January 1, 1997 are based on National Processing’s compound growth rate in earnings over the plan cycle. An individual participant’s award for such a plan cycle can range from 0% to 40% for Executive Vice Presidents and 0% to 60% for the Chief Executive Officer’s average annual salary for the plan cycle if goals for the plan cycle are achieved. Awards for plan cycles commencing on or after January 1, 1998 are based on both a) National Processing’s ranking, according to total shareholder return over the plan cycle, relative to a peer group comprised of comparable companies and b) the compounded growth rate in National Processing earnings over the plan cycle.

Awards for a plan cycle are paid following the cycle if the goals for that cycle are achieved. No payment was required to be made for the 1997-1999 plan cycle.

SUMMARY

National Processing’s compensation programs serve to closely align an individual’s compensation opportunities with the impact of the individual’s contributions on the overall performance of National Processing. Both cash-based and equity-based vehicles are used to reward performance that is measured annually and over a three-year period. Achievement of aggressive business goals is used as measurement criteria. National Processing will continue to build on programs that tie total compensation to National Processing’s success.

THE COMPENSATION COMMITTEE'S REVIEW OF CEO COMPENSATION

National Processing's executive compensation program is based on National Processing's and the executive's performance and places a significant portion of an executive's compensation at risk if goals are not achieved. The program rewards long-term strategic management by use of compensation that promotes equity ownership and emphasizes attention to shareholder value.

Thomas A. Wimsett has served as President and Chief Executive Officer of National Processing since September, 1999. Mr. Wimsett's base salary for 1999 was $210,000.

Mr. Wimsett's receipt of a bonus under the National Processing Company Short-Term Incentive Compensation Plan for Senior Officers depended upon the attainment of pre-determined objectives related primarily to National Processing's net income. Mr. Wimsett received an award pursuant to this plan for 1999 in the amount of $210,000.

Mr. Wimsett's long-term bonus is designed to maximize returns to stockholders of National Processing by linking Mr. Wimsett's compensation to the overall profitability and success of National Processing. The bonus is based on National Processing's ranking in its peer group. The ranking is determined by the increase in total shareholder return over a three-year plan cycle. The award is paid at the completion of each plan cycle. Awards under this plan can range from 0% to 60% of Mr. Wimsett's average annual salary for the relevant plan cycle. Mr. Wimsett did not receive a long-term bonus for 1999.

The purpose of the National Processing, Inc. 1996 Stock Option Plan is to enable National Processing to attract, compensate, and retain officers and other key employees and provide them with appropriate employment incentives and rewards for superior performance by encouraging capital accumulation and stock ownership. In 1999, Mr. Wimsett received options to purchase 50,000 shares of National Processing Common with an exercise price of $8.75 and 125,000 shares of National Processing Common with an exercise price of $8.688.

Mr. Wimsett also participates in the National City Savings and Investment Plan and the National City Executive Savings Plan.

Compensation Committee
Christos M. Cotsakos, Chairman
Aureliano Gonzalez-Baz
Preston B. Heller, Jr.

SHAREHOLDER RETURN PERFORMANCE

Set forth below is a line graph comparing the total shareholder return (stock price change plus dividends) of National Processing Common from August 9, 1996 through December 31, 1999 with that of the Standard & Poor's 500 Index (the "S&P 500 Index") and the Standard & Poor's Computer Software and Services Index (the "S&P Computer Software and Services Index"). The graph assumes that the value of the investment in National Processing Common and each index was $100 on August 9, 1996 and that all dividends, if any, were reinvested. The initial public offering of National Processing Common occurred on August 9, 1996, and the initial offering price of $16.50 was used as the beginning price for National Processing Common's price on the performance graph. National Processing also notes that the initial offering price of $16.50 was different from National Processing Common's initial trading price of $19.00.

Comparison of Cumulative Total Return

[Graph]

	National Processing	S&P Computer Software & Services Index	S&P 500 Index
8/9/96	100	100	100
12/31/96	97	118	114.4
12/31/97	59.8	154.4	152.6
12/31/98	33.3	262.4	196.2
12/31/99	53.8	472.8	237.5

REMUNERATION OF EXECUTIVE OFFICERS AND TRANSACTIONS WITH MANAGEMENT

Executive Compensation

(a) ***Compensation.*** The following table sets forth, together with certain other information, the compensation earned during the fiscal year ended December 31, 1999 by (i) Thomas A. Wimsett the President and Chief Executive Officer of National Processing, (ii) the four other most highly compensated executive officers of National Processing, (iii) including Donald J. Kenney who but for the fact he was not serving as an executive officer of National Processing at the end of 1999, would have been among the four other most highly compensated executive officers who were serving as executive officers of National Processing at the end of 1999, and (iv) Robert E. Showalter who served as President and Chief Executive Officer during calendar year 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary($)**	**Bonus ($)**	**Other Annual Comp($)**	**Restricted Stock Award(s) ($)(3)**	**Securities Underlying Options/ SARs(#)(4)**	**LTIP Payouts($)**	**All Other Comp ($)(5)**
Thomas A. Wimsett	1999	$210,000	$210,000	$ 0	$ 69,938	175,000	$ 0	$26,630
President and Chief	1998	$183,333	$ 0	$ 0	$ 0	25,000	$ 0	$28,361
Executive Officer	1997	$170,000	$ 77,700	$ 0	$ 0	100,000	$ 0	$86,673
Stephen T. Pedersen	1999	$168,750	$144,000	$ 0	$ 69,938	20,000	$ 0	$14,555
Executive Vice President	1998	$132,167	$ 25,312	$ 0	$ 0	0	$ 0	$13,143
	1997	$116,667	$ 43,070	$ 0	$ 0	35,000	$ 0	$76,054
Mark D. Pyke	1999	$153,417	$114,750	$ 0	$ 0	60,000	$ 0	$13,700
Executive Vice President	1998	$122,225	$ 44,250	$ 0	$ 0	7,500	$ 0	$10,482
	1997	$107,667	$ 17,528	$ 0	$ 0	15,000	$ 0	$10,766
David E. Fountain	1999	$135,000	$ 84,000	$ 0	$ 34,969	30,000	$ 0	$12,483
Chief Financial Officer	1998	$103,167	$ 31,433	$ 0	$ 0	7,500	$ 0	$ 8,989
	1997	$ 93,000	$ 16,685	$ 0	$ 0	5,000	$ 0	$ 8,140
Donald J. Kenney(1)	1999	$ 75,000	$ 78,652	$ 0	$ 0	0	$ 0	$ 7,500
	1998	$226,154	$312,043	$ 0	$293,250	125,000	$ 0	$11,308
	1997	$ —	$ —	$ —	$ —	—	$ —	$ —
Robert E. Showalter(2)	1999	$325,000	$146,250	$ 0	$ 0	0	$106,091	$41,357
Retired President and	1998	$320,833	$ 0	$ 0	$ 0	91,142	$140,923	$48,343
Chief Executive Officer	1997	$284,792	$216,000	$ 0	$ 8,606	252,962	$ 45,753	$31,706

(1) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999.

(2) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999.

(3) The awards shown in this column are awards of Restricted National City Common Stock. In addition to the amounts shown in the table for 1999 as of December 31, 1999, Robert E. Showalter held 4,200 shares of Restricted Stock having a value as of December 31, 1999 of $99,488.

(4) The Securities Underlying Options/SARS pertain to options to purchase shares of National Processing Common with the exception of Robert E. Showalter who received options to purchase shares of National City common stock, (“National City Common”), and options to purchase shares of National Processing Common.

(5) All Other Compensation includes the National City Executive Savings Plan and the National City Savings and Investment Plan

matching and profit-sharing components and $10,000 paid to T.A. Wimsett in 1999 for entering into a non-compete, together with premiums paid by National Processing in connection with split dollar insurance contracts. For the year 1999, each of the named executive officers were credited with the following matching and profit-sharing amount under the Savings and Investment Plan: T.A. Wimsett, $8,750; S.T. Pedersen, $8,750; M.D. Pyke, $8,750; D.E. Fountain, $8,750; D.J. Kenney, $6,250; and R.E. Showalter, $8,750. The named executive officers were credited with the following match and profit-sharing amount under the Executive Savings Plan during the year 1999; T.A. Wimsett, $7,880; S.T. Pedersen, $5,805; M.D. Pyke, $4,950; D.E. Fountain, $3,733; D.J. Kenney, $1,250; and R.E. Showalter, $15,625. All other compensation also includes the value of premiums paid by National Processing in connection with life insurance policies issued pursuant to the Split Dollar Life Insurance Agreements between National City and R.E. Showalter, $16,982 during 1999. The premiums paid in connection with the life insurance policies issued pursuant to such Split Dollar Life Insurance Agreements, set forth in the preceding sentence, generally will be recovered in full by National Processing upon the

cancellation or purchase by a named executive officer of any such life insurance policy or the payment of any death benefits under any such life insurance policy.

(b) ***Options.*** The following table provides information on options to acquire National Processing Common granted during 1999 to the named executive officers.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	**Number of Securities Underlying Options/SARs Granted(#)(1)**	**% of Total Options/SARs Granted to Employees in Fiscal Year(2)**	**Exercise or Base Price ($/sh)**	**Expiration Date**	**Grant Date Present Value($)(3)**
Thomas A. Wimsett	50,000	8.06%	$8.750	9/22/2009	$316,500
	125,000	20.14%	$8.688	12/9/2009	$797,500
Stephen T. Pedersen	20,000	3.22%	$8.750	9/22/2009	$126,600
Mark D. Pyke	20,000	3.22%	$8.750	9/22/2009	$126,600
	40,000	6.45%	$8.688	12/9/2009	$255,200
David E. Fountain	10,000	1.61%	$8.750	9/22/2009	$ 63,300
	20,000	3.22%	$8.688	12/9/2009	$127,600
Donald J. Kenney(4)	0	0%	$ 0	NA	$ 0
Robert E. Showalter(5)	0	0%	$ 0	NA	$ 0

(1) Options are options to acquire National Processing Common. All such options are non-qualified stock options. Subject to the named individual remaining in the continuous employment of National Processing, the options become exercisable 33% annually beginning one year from the date of grant and expire not later than 10 years from the date of grant.

(2) National Processing granted options representing 620,500 shares to National Processing employees during 1999.

(3) In accordance with Securities and Exchange Commission rules, the Black-Scholes pricing model was used to estimate the Grant Date Present Value. The values indicated were calculated using the following assumptions: (i) an expected volatility of 0.744, (ii) an expected dividend yield of 0%, (iii) a risk-free interest rate at the date of grant of 6.40%, (iv) an expected option life of 7 years, and (v) no discounts for non-transferability or risk of forfeiture. The estimated values have been included solely for purposes of disclosure in accordance with the rules of the Securities and Exchange Commission and represent theoretical values. The actual value, if any, an executive may realize will depend upon the increase in the market price of National Processing Common through the date of exercise. Such an increase would benefit all shareholders of National Processing.

(4) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999.

(5) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999.

The following table sets forth the stock options for National City Common and National Processing Common exercised by each of the named executive officers during the calendar year 1999 and the December 31, 1999 value of all unexercised options for National City Common and National Processing Common held by the named executive officers.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/SARs at 12/31/99 Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs at 12/31/99 Exercisable/ Unexercisable
Thomas A. Wimsett	0(2)	$ 0(2)	175,001/224,999(2)	$33,334/46,354(4)
	0(3)	$ 0(3)	13,000/ 100(3)	$ 123,588/ 900(5)
Stephen T. Pedersen	0(2)	$ 0(2)	73,334/ 31,666(2)	$ 11,667/ 8,333(4)
	0(3)	$ 0(3)	16,600/ 100(3)	$ 166,414/ 900(5)
Mark D. Pyke	0(2)	$ 0(2)	20,001/ 69,999(2)	$ 1,667/10,833(4)
David E. Fountain	0(2)	$ 0(2)	13,334/ 36,666(2)	$ 1,667/ 5,833(4)
Donald J. Kenney(6)	0(2)	$ 0(2)	0/ 0(2)	$ 0/ 0(4)
	339,720(3)	$7,786,060(3)	0/ 0(3)	$ 0/ 0(5)
Robert E. Showalter(7)	0(2)	$ 0(2)	150,001/ 99,999(2)	$ 0/ 0(4)
	1,600(3)	$ 40,898(3)	106,742/ 10,000(3)	$ 222,188/ 0(5)

(1) The “Value Realized” is equal to the difference of the fair market value on the date of exercise less the option exercise price.

(2) Pertains to options to purchase shares of National Processing Common.

(3) Pertains to options to purchase shares of National City Common.

(4) The “Value of Unexercised In-the-Money-Options/SARs at 12/31/99” is equal to the difference (in no case less than zero) of the closing price of National Processing Common on December 31, 1999, which was $8.8750, less the option/SAR exercise price.

(5) The “Value of Unexercised In-The-Money Options/SARs at 12/31/99” is equal to the difference (in no case less than zero) of the closing price of National City Common on December 31, 1999, which was $23.6875, less the option/SAR exercise price.

(6) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999.

(7) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999.

The following table provides information on the awards of long-term incentive plan participation during the year 1999.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights(#)(1)	Performance or Other Period Until Maturation or Payout(2)	Estimated Future Payouts under Non-Stock Price-Based Plans(3)		
			Threshold ($)	Target ($)	Maximum ($)
Thomas A. Wimsett	N/A	December 31, 2002	$16,128	$80,641	$161,282
Stephen T. Pederson	N/A	December 31, 2002	$ 8,602	$43,009	$ 86,018
Mark D. Pyke	N/A	December 31, 2002	$ 7,742	$38,708	$ 77,416
David E. Fountain	N/A	December 31, 2002	$ 0	$ 0	$ 0
Donald J. Kenney(4)	N/A	December 31, 2002	$ 0	$ 0	$ 0
Robert E. Showalter(5)	N/A	December 31, 2002	$ 0	$ 0	$ 0

(1) Awards are cash awards based on a percentage of the individual's average base pay. Base pay was assumed to increase at the rate of 4% per year. No shares or other rights are granted.

(2) The Long-Term Plan grants cash awards based on a three-year cycle starting 1/1/00 and ending 12/31/02. Messrs Wimsett, Pyke and Fountain were each awarded the opportunity to participate in the next three-year cycle. Payouts occur only at the end of the cycle.

(3) The payout is based on both a) National Processing's compound growth rate in earnings over a three-year period and b) National Processing's total shareholder return over the plan cycle as compared to peers. Payouts are made on a basis of a percentage of the average base pay for the three-year period for each participant.

(4) Donald J. Kenney resigned as Executive Vice President of National Processing effective as of April 2, 1999. He was not granted an award for the cycle period ending December 31, 2002.

(5) Robert E. Showalter resigned as President and Chief Executive Officer of National Processing effective September 1999. He was not granted an award for the cycle period ending December 31, 2002.

The value of benefits paid or furnished by National Processing in 1999 to executive officers, other than those included in the preceding table, are less than the amounts required to be disclosed pursuant to the Exchange Act.

DESCRIPTION OF NATIONAL PROCESSING'S COMPENSATION AND BENEFIT PLANS

Savings Plan. National Processing participates in the National City Savings and Investment Plan (the "Savings Plan"). The Savings Plan is a qualified salary reduction profit-sharing plan within the meaning of Section 401(k) of the Internal Revenue Code. Under the Savings Plan as amended, all eligible employees of National City and its adopting subsidiaries may participate in the Savings Plan by directing their employers to make Before-Tax Contributions (as defined in the Savings Plan) to the Savings Plan Trust (the "Trust") for their accounts and to reduce their compensation by an equal amount. Subject to certain exceptions, contributions may be directed in any whole percentage between 1% and 10% of the employee's base compensation and certain variable pay including overtime pay, bonuses, commissions, incentive compensation and other forms of special compensation paid in cash. Generally, an eligible employee is one (other than an employee of National Processing who is treated as a non-exempt employee under the Fair Labor Standards Act) who has completed one month of continuous service and is 21 years of age or older. Participants who have completed one year of continuous service shall also be eligible to receive Regular Matching Employer Contributions and Profit Sharing Matching Contributions on the basis of their Before-Tax Contributions made after that date as described herein. The employers also make contributions to the Trust ("Regular Matching Employer Contributions") in an amount equal to the Regular Matching Employer

Contributions percentage then in effect (the Regular Matching Employer Contribution percentage is currently an amount equal to 100% of the first 3% of such an employee's pay contributed as a Before-Tax Contribution, plus 50% of the next 4% of such an employee's pay similarly contributed as a Before-Tax Contribution, with no further Regular Matching Employer Contribution for any additional pay contributed as a Before-Tax Contribution).

Under the Savings Plan, the employer also makes an additional contribution ("Profit Sharing Matching Contribution") the amount of which for a year will range from zero to a maximum of 50 cents for each $1.00 of an Eligible Employee's Before-Tax Contributions for that year based upon National City's ability to meet certain objectives regarding profitability. The Profit Sharing Matching Contribution for 1999 was 25 cents for each $1.00 and was determined on the basis of reported growth in National City's earnings per share since the end of the immediately preceding year. The Profit Sharing Matching Contribution for each year will be made during the immediately succeeding year. Any Profit Sharing Matching Contribution will be in addition to any Regular Matching Employer Contributions. Amounts contributed to the Savings Plan may be invested in certain investment choices. Before-Tax Contributions, Regular Matching Employer Contributions and Profit Sharing Matching Contributions are fully vested at all times.

National Processing also participates in the National City Savings and Investment Plan No. 2 (the "Savings Plan No. 2"). The Savings Plan No. 2 is a qualified salary reduction profit sharing plan within the meaning of Section 401(k) of the Internal Revenue Code. The provisions of the Savings Plan No. 2 generally mirror the provisions of the Savings Plan except that participation in the Savings Plan No. 2 is limited to employees of National Processing who are treated as non-exempt employees under the Fair Labor Standards Act.

Executive Plan. National Processing participates in the National City Executive Savings Plan (the "Executive Plan"). The Executive Plan is a non-qualified salary reduction profit-sharing plan, similar to the Savings Plan. The Executive Plan is to supplement the Savings Plan with respect to employee Before-Tax Contributions and the attendant Matching Employer Contributions which, by reason of an individual's annual compensation, would not be otherwise allowed because of the annual maximum limit of the Code or because of the application, under the Code, of actual deferral percentage testing against prohibited excessive deferrals by highly compensated employees. The Executive Plan is substantially similar to the Savings Plan as to amounts of employee Before-Tax Contributions and Matching Employer Contributions.

Participants in the Executive Plan are limited to those key officers of National Processing or its subsidiaries who may be designated from time to time by the National City Compensation and Organization Committee (the " NCC Compensation Committee"). The benefits of the Executive Plan are without regard to any limitation imposed by the Code, or any other applicable law limiting the amount payable under a qualified plan (such as the Savings Plan), and represent unfunded general obligations of National City. Portions of such benefits are subject to certain provisions for forfeiture as set forth in the Executive Plan.

Directors of National Processing or its subsidiaries who are not also employees of National Processing, National City or any of their subsidiaries are not eligible to participate in the Savings Plan or the Executive Plan.

National Processing Company Long-Term Incentive Compensation Plan. The National Processing Company Long-Term Incentive Compensation Plan (the "Long-Term Plan") for Senior Officers focuses on maximizing returns to shareholders and promotes the long-term profitability and success of National Processing by providing an incentive to those key executives who are primarily responsible for such profitability and success.

The Long-Term Plan is administered by the chief executive officer and designated representatives of National City ("Plan Committee"). Each new fiscal year begins a new three-year plan cycle. For three-year cycles beginning before January 1, 1998, awards under the Long-Term Plan are based on the attainment of goals over a three-year plan cycle. Participants for plan cycles commencing prior to

January 1, 1998 may receive either a target award or a maximum award expressed in either case as a percentage of average annual salary over the plan cycle and determined on the basis of National Processing's compound growth rate in earnings over the plan cycle. If National Processing has attained a compound growth rate in earnings of 10% over the plan cycle, then each participant for that plan cycle shall receive the target award. If National Processing has attained a compound growth rate in earnings of 15% or more over the plan cycle, then each participant for that plan cycle shall receive the maximum award. In the event that National Processing's compound growth rate in earnings over the plan cycle is greater than 10% but less than 15%, the award for the plan cycle shall be pro-rated.

Effective for plan cycles commencing on or after January 1, 1998 each participant may receive a threshold award, a target award, or a maximum award expressed in each case as a percentage of average annual salary for the plan cycle. These awards are determined on the basis of both a) National Processing's ranking, according to increase in total shareholder return over the plan cycle relative to a peer group comprised of comparable companies (the "Peer Award") and b) National Processing's compound growth rate in earnings over the plan cycle (the "Earnings Award"). Each participant's total award equals the sum of their Peer Award and Earnings Award.

Prior to the beginning of each such plan cycle, the Plan Committee will establish threshold, target, and maximum Peer Award performance levels for the plan cycle and determine a peer group of comparable companies. Actual awards are determined based upon a relative comparison of National Processing total stockholder return during the plan cycle to the stockholder returns generated by members of the peer group.

The Earnings Award is paid based upon National Processing's compound earnings over the plan cycle. If National Processing has attained a compound growth rate in earnings of 10% over the plan cycle, then each participant for that plan cycle shall receive the target Earnings Award. If National Processing has attained a compound growth rate in earnings of 15% or more over the plan cycle, then each participant for that plan cycle shall receive the Maximum Earnings Award. In the event that National Processing's compound growth rate in earnings over the plan cycle is greater than 10% but less than 15%, the Earnings Award for the plan cycle shall be pro-rated.

Amounts awarded under the Long-Term Plan are paid within 90 days after the end of each plan cycle.

The Long-Term Plan provides that, if a change in control of National Processing shall occur, then the implementation date of that change in control shall be the last day of all then current plan cycles, and no further plan cycles shall commence. The award of each participant in the Long-Term Plan for any then current plan cycle in which such participant participates shall be payable in cash to the participant within five business days after the implementation date of the change in control, and shall be in an amount equal to the participant's maximum award for that plan cycle multiplied by a fraction the numerator of which is the number of full months completed since the beginning of that plan cycle and the denominator of which is thirty-six. In adopting this plan, it was felt this change in control provision was appropriate in that those individuals previously charged with providing superior total returns to the shareholders of National Processing would no longer be in the same position to guide the affairs of National Processing as they were prior to the event constituting a change in control. Furthermore, following change in control of National Processing, no further performance comparisons could be made.

Directors of National Processing or its subsidiaries who are not also employees of National Processing or its subsidiaries are not eligible to participate in the Long-Term Plan.

National Processing Company Short-Term Incentive Compensation Plan. The National Processing Company Short-Term Incentive Compensation Plan for Senior Officers (the "Short-Term Plan") focuses on the short-term goals achieved by the individual participant and on National Processing's results. Under this plan, awards can be granted to any officer of National Processing, or its subsidiaries as may be designated from time to time by the Plan Committee. Each participant in

the Short-Term Plan is evaluated annually with respect to performance on approved objectives. Awards are based on individual results and can range from 0% to 120% of the recipient's base salary in effect at the close of the year for which the evaluation is made. Awards under this plan are paid in cash no later than the end of first quarter of the following year.

In the event of a change in control, the Short-Term Plan provides that each participant will be paid at the effective time of the change in control, the maximum benefit the participant is entitled to receive under the Short-Term Plan.

Stock Option Plans. The National Processing, Inc. 1996 Stock Option Plan (the "Option Plan") generally provides for the granting of options to purchase shares of National Processing Common. The options that have been granted are non-qualified options which are not intended to qualify as Incentive Stock Options under Section 422 of the Code.

The Option Plan allows for the granting of an additional option feature (an "Additional Option"). The additional option feature allows a grant to receive an additional option when the optionee has used previously owned National Processing Common to pay the exercise price of an original option grant (a swap transaction) or to pay the amount to be withheld under applicable federal, state and local tax laws in connection with the exercise of an option. Each additional option's termination date is the same as the termination of the option that originally had the additional option feature. Its option price is the market price at the time of the exercise of the original option. An additional option is not provided upon exercise of an additional option unless the board of directors directs otherwise. The Option Plan also allows for the granting of Appreciation Rights, but only in tandem with stock options previously granted or contemporaneously being granted. Neither appreciation rights nor additional options have been granted with respect to any options that have been granted to date under the plan.

The shares of National Processing Common that may be made the subject of option rights and appreciation rights pursuant to the Option Plan may be treasury shares or shares of original issue or a combination of the foregoing. The maximum number of shares of National Processing Common that may be sold upon exercise of option rights granted pursuant to the Option Plan is 4,000,000 shares of National Processing Common. The maximum option rights that may be granted to any one individual pursuant to the Option Plan is 400,000.

Under the Option Plan, no options may be granted at less than 100% of the market value of National Processing Common on the date of the grant of the option. Stock option awards are based on current individual performance. Previous awards are not considered except for assuring the plan maximums are not exceeded.

Restricted Stock Plans. National City Corporation, ("National City"), has in effect the Amended and Second Restated 1991 Restricted Stock Plan (the "1991 Restricted Stock Plan") and the 1997 Restricted Stock Plan (the "1997 Restricted Stock Plan and together with the 1991 Restricted Stock Plan, the "Restricted Stock Plans"). Each of the Restricted Stock Plans has substantially similar provisions. The purpose of the Restricted Stock Plans is to provide alternative means of compensation and to promote the long-term profitability and success of National City by providing equity interests and equity-based incentives in National City and its subsidiaries key employees and members of the board of directors of National City.

The Restricted Stock Plans are administered by the NCC Compensation Committee. Generally, the Restricted Stock Plans provide for the granting of shares of restricted National City Common ("Restricted Stock") to a recipient and restricting that recipient's rights to transfer the shares for a specific period of time. During that restricted period, those shares are subject to substantial risk of forfeiture. To the extent the recipient forfeits his interest in the Restricted Stock, he or she will have no rights in the Restricted Stock forfeited.

Employees who have been identified by their managers as high potential employees, may be awarded Restricted Stock grants. The restrictions on grants to high potential employees lapse on the fourth anniversary of the grant.

The total amount of Restricted Stock that may be awarded under the 1991 Restricted Stock Plan, as amended, is 2,000,000 shares, of which no more than 300,000 shares may be awarded in the aggregate to any one individual. The total amount of Restricted Stock that may be awarded under the 1997 Restricted Stock Plan is 3,000,000 shares, of which no more than 450,000 shares may be awarded in the aggregate to any one individual. Under the Restricted Stock Plans, awards of Restricted Stock may be made to any regular employee of National City (including employees who are members of the board of directors) or any of its subsidiaries and to the directors of National City who are not employees of National City or its subsidiaries ("Director Awards").

The Restricted Stock Plans contemplate that the NCC Compensation Committee may award Restricted Stock to the employees of National City and National City's subsidiaries subject to the following restrictions: (a) all awards are to be made subject to transfer restrictions which are set by the NCC Compensation Committee; such restrictions must last at least six months from the date of the award under the 1991 Restricted Stock Plan; and (b) all awards of Restricted Stock shall be subject to the award agreement entered into between National City and the employee receiving the award (such agreements may differ from employee to employee and from award to award).

Each of the Restricted Stock Plans provides that upon a change in control of National City (as defined in the Restricted Stock Plan), all restrictions thereunder will lapse and be of no further force or effect and that National City shall cause all outstanding Restricted Stock held under the Restricted Stock Plans to be exchanged for shares of National City Common free of any such restrictions.

Agreements with Executives. Certain key executive officers of National Processing have employment agreements (the "Employment Agreements") with National Processing Company ("NPC"), a subsidiary of National Processing. Each of the Employment Agreements provides for a minimum annual base salary that does not differ materially from the amounts shown as salary in the Summary Compensation Table. The Employment Agreements generally provide that if the executive officer subject thereto is terminated for any reason other than the executive officer's violation of the contract or cause, an amount equal to the officer's base pay will be paid in semi-monthly installments, for either one or two years after termination, depending on the position held. The Employment Agreements also generally provide for the continuation of certain employee benefits.

Each of the executive officers who has entered into an Employment Agreement has thereby agreed not to compete with National Processing in the United States and, in some cases, Mexico by not engaging in any capacity in any business that is competitive with, in the case of certain executives, any business of NPC and, in the case of the other certain executives, the business of National Processing for which such officer bears primary managerial responsibility. These non-competitive restrictions remain in effect for the period in which the executive officer is entitled to receive payments under the Employment Agreement following termination as generally described above.

Severance Agreements. In order to assure itself of both present and future continuity of management in the event of a change in control, National Processing has entered into severance agreements (the "Severance Agreements") with certain of its senior executive officers and other key employees ("Executives"). The Severance Agreements become immediately operative upon a change in control.

The Severance Agreements provide that following a change in control, such Executives will be entitled to severance compensation upon termination of employment during the period commencing with the occurrence of the change in control and continuing until the earliest of (i) the third anniversary of the occurrence of the change in control, (ii) death, or (iii) attainment of age sixty-five and upon the occurrence of one or more certain additional events. As of the date of this proxy

statement, there are Severance Agreements with 14 key employees of National Processing and its subsidiaries.

The severance compensation will be a lump sum payment in an amount equal to three times the sum (for Executives) and two times the sum (for other senior officers) of (i) base pay at the highest rate in effect for any period prior to the termination date plus (ii) incentive pay in an amount equal to not less than the highest aggregate annual bonus, incentive, or other payments of cash compensation made or to be made in regard to services rendered in any calendar year during the three calendar years immediately preceding the year in which the change in control occurs, less the sum of (iii) any and all payments received from National Processing, National City, or a successor or their affiliates following a change in control plus (iv) any future payments to be made in accordance with any Employment Agreements or other contracts between National Processing and such other entities (specifically excluding payments from any deferred compensation plan). For three years (for Executives) and two years (for other senior officers) following termination, National Processing will arrange to provide the Executives with welfare benefits substantially similar to those they were receiving or were entitled to receive immediately prior to the termination date, with such three-year period qualifying as service with National Processing for the purpose of determining service credits and benefits under National Processing’s various retirement benefit plans. Each Executive may waive one year of severance pay in exchange for being released from the non-competition restrictions contained in their respective Employment Agreements.

National Processing has agreed to pay any and all legal fees incurred by the Executives in connection with the interpretation, enforcement, or defense of their rights under the Severance Agreements. The term of each Severance Agreement runs until the later of (i) the close of business on the third anniversary of the date of that Severance Agreement or (ii) the expiration of the three-year period of severance benefit coverage. On January 1 of each year, the term of each Severance Agreement is automatically extended for an additional year unless, not later than September 30 of the immediately preceding year, National Processing or the Executive shall have given notice that the party giving such notice does not wish to have the term extended. If, prior to a change in control, an Executive ceases for any reason to be an employee of National Processing or any subsidiary thereof, however, then the term of that Executive’s Severance Agreement will immediately terminate. For purposes of an Executive’s Severance Agreement, any termination of employment of the Executive or the removal of the Executive from the office or position in National Processing following the commencement of any discussion with a third person that ultimately results in a change in control shall be deemed to be a termination or removal of the Executive after a change in control.

Under the Severance Agreements, a change in control occurs upon either of the following events: (i) National Processing is merged, consolidated or reorganized into or with another person other than National City, a successor of National City or an affiliate of National City or (ii) National Processing sells or otherwise transfers all or substantially all of its assets to another corporation, or National Processing causes or permits the sale or transfer of all or substantially all of its assets or assets of any subsidiary that has assets equal to or greater than 80% of the total assets of National Processing as reported on a consolidated basis, and as a result of such sale or transfer less than 50% of the combined voting power of the then outstanding securities of such corporation is held by National City.

SHAREHOLDER PROPOSALS

Holders of National Processing Common who wish to make a proposal to be included in National Processing’s Proxy Statement and Proxy for National Processing’s 2001 Annual Meeting of Shareholders which, unless changed, is scheduled to be held on May 4, 2001, in Cleveland, Ohio must cause such proposal to be received by National Processing at its principal office not later than November 27, 2000. Each proposal submitted should be accompanied by the name and address of the shareholder submitting the proposal, the number of shares of National Processing Common owned, and the dates those shares were acquired by the shareholder. If the proponent is not a shareholder of record, proof of beneficial ownership should also be submitted. The proponent should also state his or

her intention to appear at National Processing's 2001 Annual Meeting of Shareholders, either in person or by representative, to present the proposal. The proxy rules of the Commission govern the content and form of shareholder proposals and the minimum stockholding requirement. All proposals must be made in compliance with National Processing's Amended Articles of Incorporation and Code of Regulations and must be a proper subject for action at National Processing's 2001 Annual Meeting of Shareholders.

TRANSACTIONS WITH MANAGEMENT

Aureliano Gonzalez-Baz, a director since 1996, provided various legal services in excess of $60,000 to National Processing and its subsidiaries in the ordinary course of business in 1999. Such services pertained to legal advice related to National Processing's business operations in foreign countries. Without exception, all services provided by the director were at market rates. Similar additional services may be provided in the ordinary course of business in the future.

VOTING

Each share of National Processing Common is entitled to one vote upon all matters presented at the 2000 Annual Meeting. A quorum is required for the transaction of business by shareholders at the meeting. The election of directors requires the plurality of the votes of the shares of National Processing Common present in person or represented by proxy at the meeting and entitled to vote for the election of directors. The approval of the National Processing, Inc. 2000 Stock Option Plan and the selection of Ernst & Young LLP as independent auditors for 2000, requires the favorable vote of a majority of the votes cast, whether in person or represented by proxy. All other proposals and other business as may properly come before the 2000 Annual Meeting require the affirmative vote of a majority of the votes cast, except as otherwise provided by statute or National Processing's Amended Articles of Incorporation or Code of Regulations. The approval of the 2000 Stock Option Plan requires that the total votes cast on the proposal represents a majority of the National Processing Common entitled to vote at the 2000 Annual Meeting. Abstentions are not counted for the purposes of determining the number of votes cast in person or by proxy on the election of directors, approval of the National Processing, Inc. 2000 Stock Option Plan or the selection of Ernst & Young LLP and will have no impact on the election of directors, approval of the National Processing, Inc. 2000 Stock Option Plan or selection of independent auditors. Abstentions are counted for determining if a quorum is present. Shares not voted on proxies returned by brokers are not counted for the purposes of determining the number of votes cast in person or by proxy at the 2000 Annual Meeting and will have no impact on the election of directors, the approval of the National Processing, Inc. 2000 Stock Option Plan and the selection of independent auditors.

Methods. You may vote in person at the 2000 Annual Meeting or by proxy. This year you have three ways to vote by proxy.

1. Connect to the website on the internet at http://www.votefast.com;

2. Call 1-800-250-9081; or

3. Sign and date the enclosed proxy and return it in the accompanying envelope.

Complete instructions for using these new convenient services for voting your proxy are set forth on the proxy card accompanying this proxy statement. The new internet and telephone services authenticate shareholders by use of a control number. Please be advised that if you choose to vote via the internet or the telephone, you do not need to return the proxy card.

Rights. Each share of your National Processing Common will be tabulated as one vote. In the event you vote and subsequently change your mind on a matter, you may revoke your proxy at any time prior to the close of voting at the 2000 Annual Meeting. You have five ways to revoke your proxy:

1. Connect to the website previously listed;

2. Call the 800 number previously listed;

3. Mailing a second later dated proxy;

4. Write to the National Processing Secretary; or

5. Vote in person at the 2000 Annual Meeting.

GENERAL

The costs of solicitation of proxies will be borne by National Processing. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire; and it is anticipated that banks and brokerage houses, and other institutions, nominees, or fiduciaries will be requested to forward their proxy soliciting material to their principals and to obtain authorizations for the executions of proxies. Officers and regular employees of National Processing or its subsidiaries, acting on its behalf, may solicit proxies personally or by telephone or wire. National Processing does not expect to pay any other compensation for the solicitation of proxies, but may, upon request, pay the standard charges and expenses of banks, brokerage houses, and other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any National Processing subsidiaries acting through their nominees or acting as a fiduciary.

Management of National Processing is not aware of any matter which may be presented for action at the 2000 Annual Meeting other than the matters herein set forth. If any other matters come before the meeting or any adjournment thereof, it is the intention of the persons named in the enclosed proxy to vote the shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy.

By Order of the Board of Directors

CARLTON E. LANGER
Secretary
March 28, 2000

Exhibit A

NATIONAL PROCESSING, INC.

2000 STOCK OPTION PLAN

1. **Purposes.** The purposes of this 2000 Stock Option Plan are to provide employment incentives and to encourage capital accumulation and stock ownership by Eligible Employees of National Processing, Inc. ("National Processing") or any of its Subsidiaries, and to provide to designated Optionees under stock options heretofore or hereafter granted pursuant to any stock option plan of National Processing or any of its Subsidiaries an alternative method of realizing the benefits provided by such stock options.

2. **Definitions.** As used in this Plan,

(a) "Additional Option" means an Option Right granted to an Optionee to purchase a number of shares of Common Stock equal to the number of shares of already owned Common Stock relinquished by the Optionee as payment of the exercise price upon exercise of an Option Right and/or the number of shares of Common Stock tendered or relinquished as payment of the amount to be withheld under applicable federal, state and local income tax laws in connection with the exercise of an option as described in Section 5.

(b) "Additional Option Feature" means a feature of an Option that provides for the automatic grant of an Additional Option in accordance with the provisions described in Section 5.

(c) The term "Appreciation Right" means a right granted pursuant to Section 6 of this Plan.

(d) The term "Board of Directors" means the Board of Directors of National Processing.

(e) The term "Committee" means the Committee provided for in Paragraph 10(a) of this Plan.

(f) The term "Common Stock" means Common Stock, of National Processing or any security into which such Common Stock may be changed by reason of any transaction or event of the type described in Section 8 of this Plan.

(g) The term "Eligible Employees" means persons who are at the time the officers (including officers who are members of the Board of Directors) and other key employees of National Processing or of any of its Subsidiaries.

(h) The term "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

(i) The term "Incentive Stock Option" means an Option Right granted by National Processing to an Eligible Employee, which Option Right is intended to qualify as an "Incentive Stock Option" as that term is used in Section 422 of the Internal Revenue Code.

(j) The term "Market Value per Share" means, at any date, the closing price, per share, of the shares of Common Stock, on the New York Stock Exchange on that date as reported by the Wall Street Journal (Midwest Edition) or, if the Common Stock shall be primarily traded in another market, as determined in a manner specified by the Board of Directors using quotations in such other market.

(k) The term "Option Agreement" shall have the meaning set forth in Section 6(e).

(l) The term "Optionee" shall mean the optionee named in an agreement evidencing an Outstanding Option.

(m) The term "Option Right" means the right to purchase a share of Common Stock upon exercise of an Outstanding Option.

(n) The term "Outstanding Option" means, at any time, an option to purchase shares of Common Stock granted by National Processing or any of its Subsidiaries pursuant to this Plan or any other

stock option plan of National Processing or any such Subsidiary now or hereafter in effect, or pursuant to any stock option plan of any corporation which is merged into National Processing and where National Processing has by action of its Board of Directors, assumed the obligations of such corporation under such stock option plan, all whether or not such option is at the time exercisable, to the extent that such option at such time has not been exercised and has not terminated.

(o) The term “Spread” means the excess of the Market Value per Share of Common Stock on the date when an Appreciation Right is exercised over the option price provided for in the related Option Right.

(p) The term “Subsidiary” shall mean any entity in which National Processing beneficially owns or controls, directly or indirectly, 50% or more of the voting equity securities.

3. **Shares Available Under Plan.**

(a) The shares of Common Stock which may be made the subject of Option Rights and Appreciation Rights pursuant to this Plan may be treasury shares or shares of original issue or a combination of the foregoing.

(b) Subject to adjustments in accordance with Section 8 of this Plan, the maximum number of shares of Common Stock which may be sold upon the exercise of Option Rights granted pursuant to this Plan shall be 5,000,000 shares of Common Stock which are made available for sale by virtue of this Plan. For purposes of determining the number of shares that may be sold under the Plan, such number shall increase by the number of shares surrendered by an optionee or relinquished to National Processing (a) in connection with the exercise of an Option Right or (b) in payment of federal, state and local income tax withholding liabilities upon exercise of an Option Right.

(c) Subject to adjustments in accordance with Section 8 of this Plan, the maximum number of shares of Common Stock which may be delivered upon the exercise of Appreciation Rights granted pursuant to this Plan shall not exceed 5,000,000.

(d) Shares covered by Option Rights cancelled upon exercise of Appreciation Rights shall not be available for the granting of further Option Rights under this Plan or under any other stock option plan of National Processing or of any of its Subsidiaries, anything in this Plan or such other stock option plan to the contrary notwithstanding.

4. **Grants of Option Rights.** The Board of Directors may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Eligible Employees of Option Rights. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the limitations, contained in the following provisions:

(a) Each grant shall specify the number of shares of Common Stock to which it pertains.

(b) Each grant shall specify an option price per share not less than the Market Value per Share on the date of grant.

(c) Successive grants may be made to the same Eligible Employee whether or not any Option Rights previously granted to such Eligible Employee remain unexercised. No Eligible Employee may, however, be granted under this plan, in the aggregate, more than 1,500,000 Option Rights or Appreciation Rights, subject to adjustment pursuant to Section 8 of this Plan over any ten year period.

(d) Option Rights granted under this Plan may be (i) options which are intended to qualify under particular provisions of the Internal Revenue Code, as in effect from time to time, (ii) options which are not intended so to qualify, or (iii) combinations of the foregoing.

(e) The date of grant of each Option Right shall be the date of its authorization by the Board of Directors or such later date designated by the Board of Directors, except that the date of grant of an Additional Option shall be the date of exercise of the underlying Option Right. No Option Right shall be exercisable more than ten years from such date of grant.

(f) Upon exercise of an Option Right, the option price shall be payable (i) in cash, (ii) by the transfer to National Processing by the Optionee of shares of Common Stock with a value (Market Value per Share times the number of shares) equal to the total option price, or (iii) by a combination of such methods of payment.

(g) Each grant of Option Rights shall be evidenced by an agreement executed on behalf of National Processing by any officer designated by the Board of Directors for this purpose and delivered to and accepted by the Eligible Employee and shall contain such terms and provisions, consistent with this Plan, as the Board of Directors may approve.

(h) No Option Rights, intended to be an Incentive Stock Option, shall be granted hereunder to any Optionee which would allow the aggregate fair market (determined at the time the Option Rights are granted) of the stock subject of Option Rights, including the Incentive Stock Option in question, which such Optionee may exercise for the first time during any calendar year, to exceed $100,000. Any Option Rights intended to be Incentive Stock Options granted by any "parent," as such term is used in Section 422A of the Internal Revenue Code, as amended, of National Processing pursuant to such parent's Stock Option plans, shall be included in the definition of Option Rights for the purpose of determining the $100,000 limitation.

5. **Additional Option.**

(a) The Board of Directors may, at or after the date of grant of Option Rights, grant Additional Options.

(b) If an Optionee exercises an Outstanding Option that has an Additional Option Feature by transferring already owned shares of Common Stock and/or when shares of Common Stock are tendered or relinquished as payment of the amount to be withheld under applicable federal, state and local income tax laws (at withholding rates not to exceed the Optionee's applicable marginal tax rates) in connection with the exercise of an option, the Optionee shall automatically be granted an Additional Option. The Additional Option shall be subject to the following provisions:

(1) The Additional Option shall cover the number of shares of Common Stock equal to the sum of (A) the number of shares of Common Stock delivered as consideration upon the exercise of the previously granted Outstanding Option to which such Additional Option Feature relates and (B) the number of shares of Common Stock tendered or relinquished as payment of the amount to be withheld under applicable federal, state and local income tax laws in connection with the exercise of the option to which such Additional Option Feature relates;

(2) The Additional Option will not have an Additional Option Feature unless the Board of Directors directs otherwise;

(3) The Additional Option option price shall be 100% of the Market Value per Share on the date the employee delivers shares of Common Stock to exercise the Option that has the Additional Option Feature and/or delivers or forfeits shares of Common Stock in payment of income tax withholding on the exercise of an Option that has the Additional Option Feature;

(4) The Additional Option shall have the same termination date and other termination provisions as the underlying Option that had the Additional Option Feature.

6. **Grants of Appreciation Rights.** The Board of Directors may from time to time authorize the granting of Appreciation Rights in respect of any or all of the Option Rights under any Outstanding Option (including Options Rights simultaneously granted) to the Optionee thereunder. An Appreciation Right shall be a right in the Optionee to receive from National Processing an amount which shall be determined by the Board of Directors and shall be expressed as a percentage of the Spread (not exceeding 100%) at the time of exercise. To the extent such Optionee elects to exercise such Appreciation Right instead of the related Option Right, the related Option Right shall be cancelled, and vice versa. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the limitations, contained in the following provisions:

(a) Any grant may permit the exercise of an Appreciation Right with respect to the value of shares of Common Stock covered by the related Option Rights.

(b) Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by National Processing in cash, in shares of Common Stock or in any combination thereof, and may either grant to the Optionee or retain in the Board of Directors the right to elect among those alternatives.

(c) Each grant shall provide that the maximum number of shares of Common Stock deliverable upon exercise of an Appreciation Right may not exceed the number of shares of Common Stock purchasable upon exercise of the related Option Rights.

(d) Any grant may specify waiting periods before exercise and permissible exercise dates or periods. No Appreciation Right shall be exercisable except at a time when the related Option Right is also exercisable.

(e) Each grant of an Appreciation Right shall be evidenced by an agreement executed on behalf of National City by any officer designated by the Board of Directors for this purpose and delivered to and accepted by the Optionee, which agreement shall describe such Appreciation Right, identify the related Option Rights, state that such Appreciation Right is subject to all the terms and conditions of this Plan, including the right of the Board of Directors to amend, suspend or terminate such Appreciation Right as set forth in Paragraph 11(c) of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board of Directors may approve (the "Option Agreement"). A failure by the Optionee to execute and deliver to National Processing the Option Agreement within 60 days after the grant of Option Rights may terminate the Option Rights upon the determination of the Board of Directors.

7. **Transferability.** Except as otherwise provided for by the Board of Directors, no Option Right including any related Appreciation Right shall be transferable by an Optionee other than by will or the laws of descent and distribution. Unless the Board of Directors directs otherwise, Option Rights and Appreciation Rights shall be exercisable during the Optionee's lifetime only by the Optionee or by the Optionee's guardian or legal representative.

8. **Adjustments.** The Board of Directors may make or provide for such adjustments in the maximum numbers and kind of shares of Common Stock specified in Paragraphs 3(b) and (c) and 4(c) of this Plan, in the numbers and kind of shares of Common Stock covered by Option Rights and Appreciation Rights granted hereunder, and in the prices per share applicable under such Option Rights and Appreciation Rights, as such Board in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Optionees that otherwise would result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of National Processing, merger, consolidation, spin-off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase securities, or other corporate transaction or event having an effect similar to any of the foregoing.

9. **Fractional Shares.** National Processing shall not be required to issue any fractional share of Common Stock pursuant to this Plan. The Board of Directors may provide for the elimination of fractions or for the settlement of fractions in cash.

10. **Administration of the Plan.**

(a) This Plan shall be administered by the Board of Directors, which may from time to time delegate all or any part of its authority under this Plan to a Compensation Committee of the Board of Directors, a subcommittee of the Compensation Committee, or another committee of directors of National Processing appointed by the Board of Directors to serve as the committee responsible for administering this Plan (the "Committee"). To the extent of such delegation, references herein to the "Board of Directors" shall include the Committee. The Board of Directors may name assistants who may be, but need not be, members of the Committee. Such assistants shall serve at the pleasure of the

Board of Directors, and shall perform such functions as are provided for herein and such other functions as may be assigned by the Board of Directors.

(b) The interpretation and construction by the Board of Directors of any provision of this Plan or of any agreement evidencing the grant of Option Rights or Appreciation Rights and any determination by the Board of Directors pursuant to any provision of this Plan or of any such agreement shall be final and conclusive. No member of the Board of Directors or any assistant shall be liable for any action taken or omitted in connection with the interpretation or administration of this Plan or any grant unless attributable to his or her own willful misconduct or lack of good faith.

11. **Amendments, Etc.**

(a) This Plan may be amended from time to time by the Board of Directors but without further approval by the shareholders of National Processing no such amendment shall (i) increase the maximum numbers of shares of Common Stock specified in Paragraphs 3(b) and (c) and 4(c) of this Plan (except that adjustments authorized by Section 8 of this Plan shall not be limited by this provision), (ii) change the definition of “Eligible Employees”, or (iii) materially increase the benefits accruing to Optionees hereunder.

(b) Except as provided in Section 8 of the Plan, the Committee shall not, without the further approval of shareholders of National City, authorize the amendment of any outstanding Option Right to reduce the option price. Furthermore, no Option Rights shall be cancelled and replaced with awards having a lower option price (except as provided by Sections 5 and 8 of this Plan) without the further approval of the shareholders of National Processing.

(c) The Board of Directors may at any time amend, suspend or terminate any agreement evidencing Appreciation Rights granted under this Plan; in the case of an amendment, the amended Appreciation Right shall conform to the provisions of this Plan.

(d) In the case of any Option or Appreciation Right not immediately exercisable in full, the Board of Directors in its discretion may accelerate the time at which Option or Appreciation Rights may be exercised.

12. **Assumptions.**

(a) In the event that a corporation is merged into National Processing, and National Processing is the survivor of such merger, the Board of Directors may elect, in its sole discretion, to assume under this Plan any or all outstanding options granted by such corporation to its officers and employees under any stock option plan adopted by it prior to such merger. Such assumptions shall be on such terms and conditions as the Board of Directors may determine in its sole discretion, provided, however, that the options as assumed do not provide or contain any terms, conditions or rights which an Option Right may not provide or contain under Sections 2 through 10 hereunder.

13. **Miscellaneous.**

(a) All expenses and costs in connection with the operation of the Plan shall be borne by National Processing.

(b) This Plan shall be construed in accordance with and governed by the internal substantive laws of the State of Ohio.

(c) This Plan shall be binding upon and inure to the benefit of National Processing, its successors and assigns and each Participant and his or her beneficiaries, heirs, executors, administrators and legal representatives.

NATIONAL PROCESSING, INC.

Notice of Annual Meeting
and
Proxy Statement

Annual Meeting of Shareholders
to be held on
May 5, 2000

Vote by Telephone
Have your proxy card available when you **call the Toll-Free number 1-800-250-9081** using a Touch-Tone phone. You will be prompted to enter your control number and then you can follow the simple prompts that will be presented to you to record your vote.

Vote by Internet
Have your proxy card available when you **access the website http://www.votefast.com.** You will be prompted to enter your control number and then you can follow the simple prompts that will be presented to you to record your vote.

Vote by Mail
Please mark, sign and date your proxy card and return it in the postage paid envelope provided or return it to: Stock Transfer Dept. (NPI), National City Bank, P.O. Box 92301, Cleveland, Ohio 44193-0900.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call **Toll-Free** using a Touch-Tone phone **1-800-250-9081**	Access the **Website** and Cast your vote **http://www.votefast.com**	Return your proxy in the **Postage-paid** envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone and internet vote must be received by 11:59 p.m. eastern daylight time on May 4, 2000 to be counted in the final tabulation.

If you vote by telephone or internet, please do not send your proxy by mail.

Your Control Number is:

Proxy must be signed and dated below.
Please fold and detach card at perforation before mailing

NATIONAL PROCESSING, INC. PROXY

This proxy is solicited on behalf of the Board of Directors for the Annual Meeting of Shareholders on May 5, 2000.

The undersigned shareholder of National Processing, Inc. ("National Processing") hereby appoints Thomas A. Richlovsky and Carlton E. Langer and each of them, with power of substitution, proxies for the undersigned to vote all the shares of Common Stock of National Processing which the undersigned is entitled to vote at the Annual Meeting of Shareholders of National Processing to be held on May 5, 2000 and any adjournment thereof as follows and in their discretion to vote and act upon such other business as may properly come before the meeting. The Board of Directors recommends a vote **FOR** the slate of directors and Proposals 2 and 3.

UNLESS OTHERWISE INDICATED, THE PROXIES ARE INSTRUCTED TO VOTE FOR THE ELECTION OF THE NOMINEES LISTED ON THE OPPOSITE SIDE OF THIS CARD AS DIRECTORS, FOR THE APPROVAL OF THE NATIONAL PROCESSING INC. 2000 STOCK OPTION PLAN, AND FOR THE APPROVAL OF THE SELECTION OF ERNST & YOUNG LLP.

Date: ____________________, 2000

____

INSTRUCTIONS: Please sign exactly as shown hereon. When signing as a fiduciary or on behalf of a corporation, bank, trust company, or other similar entity, your title or capacity should be shown.

Please sign, date, and return your proxy promptly in the enclosed envelope to: Stock Transfer Dept., (NPI), National City Bank, P.O. Box 92301, Cleveland, Ohio 44193-0900.

Proxy must be signed and dated on the reverse side.
Please fold and detach card at perforation before mailing

Please indicate how you wish your shares to be voted. Unless otherwise indicated, the proxies will vote "FOR" all proposals.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE "FOR" ALL PROPOSALS.

1. ELECTION OF DIRECTORS

Nominees: (01) Jon L. Gorney (02) Jeffrey D. Kelly (03) J. Armando Ramirez (04) Jeffrey P. Gotschall

[ ] **FOR** all nominees listed above (except as listed to the contrary below)

[ ] **WITHHOLD AUTHORITY** to vote for all nominees listed above.

To withhold authority to vote for any individual nominee, write that nominee's name or number below:

	FOR	**AGAINST**	**ABSTAIN**
2. APPROVE THE NATIONAL PROCESSING INC. 2000 STOCK OPTION PLAN	[ ]	[ ]	[ ]
3. APPROVE THE SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS	[ ]	[ ]	[ ]

(Continued and to be signed on the reverse side)